ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 7, 2015	Maureen A. Meredith T +1 617 951 7239 maureen.meredith@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds I (Registration Nos. 033-44909 and 811-06520)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 72 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on February 19, 2015, relating to AMG GW&K Core Bond Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1.      Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 72. Please confirm all information will be filed with the SEC in the post-effective amendment to the Trust’s Registration Statement relating to the Fund to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that the missing information will be included in the 485(b) Amendment.

2.      Comment: Please confirm the Fund’s series and class identifiers will be updated to reflect the Fund’s new name.

Response: The Trust confirms the Fund’s series and class identifiers have been updated to reflect the Fund’s new name.

Prospectus

3.      Comment: In the footnote to the Annual Fund Operating Expenses table relating to the Fund’s Expense Limitation and Recoupment Agreement, please move the following sentence out of the Fund Summary: “Under such arrangement, if the maximum amount of shareholder servicing fees and distribution and service (12b-1) fees were charged to the classes under the current applicable plans, the total annual fund operating expenses (exclusive of the items noted in the parenthetical above) of the Investor Class, Service Class and Institutional Class would be 0.88%, 0.58%, and 0.48%, respectively, of the average daily net assets of such classes.”

Response: The Trust has removed the above-referenced disclosure from the Fund’s Prospectus.

4.      Comment: The Fund’s principal investment strategies disclosure provides that “[t]he term ‘bond’ includes any debt or fixed income securities.” Does “bond” include high yield junk bonds? If so, please include the term “junk.”

Response: The Trust confirms that the Fund does not currently intend to invest in high yield junk bonds.

5.      Comment: Please revise the Fund’s interest rate risk disclosure to add an example that shows the effect of a change in interest rates on a portfolio with a duration of 5.55 years and a duration that is +/- 20% of 5.55 years.

Response: The following example of the effect of a one percent change in interest rates is provided in the Prospectus in the section titled “Additional Information About the Fund – Summary of the Fund’s Principal Risks – Interest Rate Risk”:

For example, if interest rates rise by one percentage point, the share price of a fund with an average duration of five years would decline by about 5%. If rates decrease by a percentage point, the fund’s share price would rise by about 5%.

The Trust respectfully submits that it believes that the existing example is sufficient to explain the effect of changes in interest rates to investors, and therefore the Trust respectfully declines to make the requested change.

Statement of Additional Information

6.      Comment: The Staff notes that the “Additional Investment Policies” section states that “[t]he Fund reserves the right, without notice, to make any investment, or use any investment technique, except to the extent that such activity would require a shareholder vote, as discussed below under ‘Fundamental Investment Restrictions.’” Please remove this disclosure in light of the Staff’s view that this disclosure seems overly broad and inconsistent with Item 16(b) of Form N-1A.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 16(b) of Form N-1A requires the Fund to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investment Policies – Investment Techniques and Associated Risks” section provides a description of the types of securities and techniques that are intended to be utilized by the Fund. In addition to listing the types of securities and techniques that are intended to be utilized by the Fund, the Fund also includes the above-referenced disclosure to inform shareholders that the Fund’s permissible investments could change over time. Therefore, the Trust respectfully declines to make the requested change.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7239.

Very truly yours,

/s/ Maureen A. Meredith

Maureen A. Meredith

cc:	Mark Duggan, Esq.
Lewis Collins, Esq.
Gregory C. Davis, Esq.
Adam M. Schlichtmann, Esq.